

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 6, 2009

By U.S. Mail and Facsimile to: (201) 497-1208

Kevin J. Lynch
President and Chief Executive Officer
Oritani Financial Corp.
370 Pascack Road
Township of Washington, NJ 07676

> **Re:**   **Oritani Financial Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **File No. 001-33223**

Dear Mr. Lynch:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David Lyon
Senior Financial Analyst

cc: (facsimile only)

Marc P. Levy
Luse Gorman Pomerenk & Schick, P.C.